COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicy-held Company
CNPJ/MF # 47.508.411/0001-56

Material Fact

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (the “Company”), in compliance with CVM Instruction # 358/02, informs its shareholders and the market in general, that the Brazilian Securities and Exchange Commission – CVM understood that a Public Offering to acquire the remaining voting shares issued by the Company held by minority shareholders, is mandatory.

Therefore, CBD’s controlling shareholders are analyzing the steps to be taken.

São Paulo, June 16, 2005.

Fernando Queiroz Tracanella
Investor Relations Officer